# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESGL Holdings Ltd, CIK 0001957538
CUSIP: G3R95P108
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 101, TUAS SOUTH AVENUE 2, SINGAPORE, Singapore (U0), 637226
Date of event which requires filing of this statement: 05/29/2025
Amends the filing with accession number 0001493152-24-039196
Filed by CIK 0001933367
Persons authorized to receive notices and communications: Quek Leng Chuang, c/o ESGL Holdings Limited, 101 Tuas Sout, SINGAPORE, Singapore (U0), 637226, 65 66532299

## Reporting persons
- Quek Leng Chuang (CIK 0001933367): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 3,121,630; shared voting power 0; sole dispositive power 3,121,630; shared dispositive power 0; aggregate amount beneficially owned 3,121,630 (7.465% of the class)
  Comment: Percentage is calculated based on 41,816,240 ordinary shares issued and outstanding on April 16 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: ordinary shares
Name of issuer: ESGL Holdings Ltd
Address of issuer's principal executive offices: 101, TUAS SOUTH AVENUE 2, SINGAPORE, Singapore (U0), 637226

## Item 2. Identity and Background
Name of person filing: Quek Leng Chuang
Residence or business address: The business address of the Reporting Person is c/o ESGL Holdings Limited, 101 Tuas South Avenue 2, Singapore 637226.
Present principal occupation or employment: Chief Executive Officer of ESGL Holdings Limited
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Quek Leng Chuang is a citizen of the Republic of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On or about May 29, 2025, LAW BENG HUI transferred 336,134 ordinary shares to QUEK LENG CHUANG pursuant to a shares transfer agreement. Pursuant to the shares transfer agreement, QUEK LENG CHUANG acquired 336,134 ordinary shares from LAW BENG HUI at a price of $2.25 per share for a total amount of $756,302.

## Item 4. Purpose of Transaction
Purpose of transaction:
Quek Leng Chuang serves as Chief Executive Officer and Chairman of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 3,121,630 ordinary shares/7.465% of the total outstanding shares
Number of shares as to which each person has sole or shared power to vote or dispose: 3,121,630
Transactions in the class effected during the past sixty days: On or about May 29, 2025, LAW BENG HUI transferred 336,134 ordinary shares to QUEK LENG CHUANG pursuant to a shares transfer agreement. Pursuant to the shares transfer agreement, QUEK LENG CHUANG acquired 336,134 ordinary shares from LAW BENG HUI at a price of $2.25 per share for a total amount of $756,302.

## Signatures
- Quek Leng Chuang: /s/ Quek Leng Chuang, Quek Leng Chuang (06/25/2025)